Filed by: Weatherford International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NCS Multistage Holdings, Inc.
Commission File No.: 001- 38071
June 1, 2026

Below is a communication made by Weatherford International plc on June 1, 2026:

From: Executive Leadership Announcements
To: All Employees
Subject:  Weatherford Announced Intent to Acquire NCS Multistage Holdings

Weatherford Announced Intent to Acquire NCS Multistage Holdings
A Message From Girish Saligram

I am pleased to share that Weatherford has entered into a definitive agreement to acquire NCS Multistage Holdings. This transaction represents an important strategic investment in Weatherford’s long‑term strategy and reinforces our focus on differentiated technology, disciplined execution, and value creation.
About NCS Multistage Holdings and Strategic Rationale
NCS Multistage Holdings brings a highly complementary technology portfolio aimed at enabling the optimization of oil and gas well completions and reservoir development strategies. Its solutions are designed to enhance reliability and performance in complex well environments and are widely recognized for engineering rigor and capital-efficient deployment.
The combination of NCS Multistage Holdings’ technologies with Weatherford’s global scale, execution capabilities, and customer relationships is expected to expand our reach in markets where technical performance and reliability matter most by:
•Expanding offerings in the Well Completions and Completions segment, while deepening Weatherford’s capabilities in the Unconventional reservoirs
•Supporting the delivery of differentiated, technology-enabled solutions that help customers improve operational and production outcomes
•Provide an avenue for further growth of NCS Multistage’s portfolio by leveraging Weatherford’s international footprint
Looking Ahead
The transaction is expected to close in the second half of 2026, subject to customary closing conditions, including regulatory approvals. Until the transaction closes, Weatherford and NCS Multistage Holdings will continue to operate as independent companies, and no operational integration will occur. There are no immediate changes to roles, reporting lines, or day-to-day operations, and it remains business as usual as we move through this process. All current engagements will continue under existing agreements and processes until close.

To support readiness, a pre-integration team has been established and will transition into the integration team following close, under the leadership of Manoj Nimbalkar. We will communicate once the transaction closes and keep you informed of key milestones along the way.
Working Guidelines Until Close
Until the transaction closes, it is critical that all employees adhere to the following:
•Pricing discipline remains unchanged. Do not alter pricing strategies or commercial terms in response to this announcement.
•Do not engage customers on behalf of both companies or present combined capabilities, offerings, or future-state solutions without speaking to Virgilio Porto or Manoj Nimbalkar.
•Do not speculate on integration plans, potential synergies, or future organizational changes with customers, suppliers, or partners. Refrain from posting about this matter on social media.
•Continue to operate in line with existing processes, approvals, and commercial boundaries.
If you are unsure whether an action is appropriate, pause and seek guidance before proceeding. Employees should direct any questions related to pre-close activities or appropriate engagement to Virgilio Porto or Manoj Nimbalkar.
Pre-Integration Planning Team and Support
The pre-integration planning team is coordinating readiness activities in advance of close with a focus on compliance with regulatory and legal requirements, alignment of planning efforts without disrupting current operations, and clear guidance on appropriate pre-close conduct.
A Continued Focus on Execution
This is an exciting step forward for our Company. We believe this transaction will enhance our capabilities, support future growth, and create additional value for our customers.
We are committed to maintaining transparency throughout this process and will continue to share information as appropriate.
Thank you for your continued focus on quality, safety, integrity, and disciplined execution. Your commitment across our operations is critical to our success today and into the future.

Forward-Looking Statements
This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “outlook,” “budget,” “intend,” “strategy,” “plan,” “guidance,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, although not all forward-looking statements contain these identifying words. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Weatherford and NCS Multistage, the anticipated benefits of the proposed transaction, and plans and expectations for the new combined company after the completion of the proposed transaction. Such statements are based upon the current beliefs of Weatherford’s and NCS Multistage’s management and are subject to significant risks, assumptions, and uncertainties. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in our forward-looking statements. Readers are cautioned that forward-looking statements are only estimates and may differ materially from actual future events or results, based on factors including but not limited to the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite regulatory approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the proposed transaction, including estimated synergies; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the Merger Agreement; the potential impact of the announcement or consummation of the proposed transaction on the parties’ stock price and on their respective business, contractual and operational relationships; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the outcome of any legal proceedings that may be instituted against Weatherford or NCS Multistage, or their respective directors; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; Weatherford’s ability to receive, in a timely manner and on satisfactory terms, required shareholder and court approval, and to satisfy the other conditions to the proposed redomestication within the expected timeframe or at all; our ability to realize the expected benefits from the proposed redomestication; the occurrence of difficulties in connection with the redomestication, including any costs related thereto; the risk that the proposed redomestication disrupts current plans and operations; global political, economic and market conditions, political disturbances, war or other global conflicts, terrorist attacks, public health issues such as pandemics, changes in global trade policies, tariffs and sanctions, weak local economic conditions and international currency fluctuations; general global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; as well as the factors and risks described in Weatherford’s Annual Report on Form 10-K for the year ended December 31, 2025 and NCS Multistage’s Annual Report on Form 10-K for the year ended December 31, 2025, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable factors not discussed in this communication could also have material adverse effects on forward-looking statements. You should not place undue reliance on any of Weatherford’s or NCS Multistage’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and Weatherford and NCS Multistage undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law, and we caution you not to rely on them unduly.

No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Additional Information About the Transaction and Where to Find It
In connection with the proposed transaction, Weatherford intends to file a registration statement on Form S-4 (the “Form S-4”) that also constitutes a prospectus of Weatherford with respect to the shares of Weatherford to be issued in the proposed transaction (the “prospectus”) and NCS Multistage intends to file an information statement on Schedule 14C, with the Securities and Exchange Commission (the “SEC”). Each of Weatherford and NCS Multistage may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or prospectus or any other document that Weatherford or NCS Multistage may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the information statement/prospectus (if and when available) and other documents containing important information about Weatherford, NCS Multistage and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Weatherford will be available free of charge on Weatherford’s website at https://weatherford.com/investor-relations/home. Copies of the documents filed with, or furnished to, the SEC by NCS Multistage will be available free of charge on NCS Multistage’s website at https://ir.ncsmultistage.com. The information included on, or accessible through, Weatherford’s or NCS Multistage’s website is not incorporated by reference into this communication.

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